EXHIBIT 21
QUALITY SYSTEMS, INC.
LIST OF SUBSIDIARIES

1.	NextGen Healthcare Information Systems, LLC

2.	NextGen RCM Services, LLC

3.	QSI Management, LLC

4.	Opus Healthcare Solutions, LLC

5.	Quality Systems India Healthcare Pvt. Ltd.

6.	ViaTrack Systems, LLC

7.	Matrix Management Solutions, LLC